(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	January 29, 2007

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Securities Fund (the trust):
Fidelity International Real Estate (the fund)
File Nos. 002-93601 and 811-04118
Post-Effective Amendment No. 74

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 74 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, July 1, 2006, and January 1, 2007, is maintained at the offices of the trust.

This filing includes the Prospectuses and Statement of Additional Information for Fidelity International Real Estate Fund. The fund may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to register new Advisor classes, Class A, Class T, Class B, Class C, and Institutional Class of the fund.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of March 30, 2007. We request your comments by February 28, 2007.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Sarah Muller
Sarah Muller
Legal Product Group